
BLACK FIVES.
BLACK FIVES
PHYSICAL CULTURE

INVEST IN **BLACK FIVES**

We own and monetize the logos of all-Black basketball teams from 1900-1950, way before the NBA

blackfives.org Washington, DC

Highlights

1. We created a new untapped sports category for which we own all the associated intellectual property.
2. Test: $202K in e-comm sales and $665K in global licensing royalties since 2021 with no advertising.
3. Test: 2,260 orders by 1,643 customers from 94,612 sessions with a 1.9% conversion rate since 2021.
4. Current and prior licensing partnerships include NIKE, Converse, 47 Brand, PUMA, LIDS, and BIG EAST.
5. Featured by ESPN, CBS, NYTimes, Fox Sports, NPR, MTV, NBA-TV, Hist. Channel, and Sports Illustrated.
6. We have three former NIKE VPs and Snapchat's top trademark/copyright counsel as equity advisors.
7. Serviceable Addressable Market (SAM) of $1.0B and Serviceable Obtainable Market (SOM) of $300M.

Featured Investors

Oregon Sports Angels Follow Invested $40,000

We invest and grow next-generation sports companies. We live and breathe sports. We turn potential into performance. We are committed to opportunities for everyone. oregonsportsangels.org

"We are an angel investor network that funds and advises sports & fitness start ups. We are excited to be a part of the growth trajectory of Black Fives!"

H

Hans George
Syndicate Lead
Follow
Invested $25,000

"I've invested in Black Fives first & foremost because I believe in the founder, Claude Johnson, who I've known since the late 1990s when we worked together at NIKE. Claude conceived his vision for Black Fives during that time, and it's been amazing witnessing him bring it to life in its various forms over the last 25 years. His resourcefulness, work ethic, positivity, resiliency, intellect, integrity, & storytelling ability are all traits that continue to make him an excellent found..."

Read More

Our Team



Claude Johnson Founder & CEO

Claude is the world's leading authority on this subject as an award-winning author, historian, and educational nonprofit founder with 20+ years of prior corporate experience at IBM, American Express, NBA, NIKE, PHAT Farm, and Benetton Sportsystem.



Keith Houlemard Advisor

During a 25+ year career at NIKE, Keith served as President of Jordan Brand, VP/GM of NIKE Europe/Middle East/Africa Running in Amsterdam, and as VP/GM of NIKE Olympics (Rio, Korea, Tokyo).



Kimberly Reddick Advisor

Kim Reddick is an IP attorney with extensive experience in trademark and copyright laws. She is Global Head of Trademarks & Copyrights at Snap Inc. and a Board Member at INTA. Previously, she held executive IP roles at Uber, Facebook, and NBCUniversal.



Ken Black Advisor

With 25+ years in sports innovation, Ken transformed product design with 3D and digital tools as NIKE's VP of Digital Design, pioneering Nike Free and Nike+ before leading its first Olympic design office and helping build SPARQ, later acquired by NIKE .



Hans George Advisor

As an angel investor with Oregon Sports Angels, Hans had 24+ years at NIKE including roles as VP of Global Socks ($1B), VP North American Sporting Goods Merchandising, GM US Sportswear Apparel, and Global Basketball Apparel Leader.

Pitch


BLACK BASKETBALL
WAY BEFORE THE NBA
BLACK FIVES.
We commercialize our exclusively owned logos and trademarks for the dozens of African American men's and women's basketball teams that preceded the NBA and WNBA, going back to the early 1900s.

Our Ask

We are **raising $1M** through **post-money SAFEs** at a **$10M valuation** to reach **$30M in revenue** within **five years**. This round of funding will allow us to begin scaling operations with advertising, product creation, and staff to handle our growth.

Our mission is to inspire the world with this important African American sports history for generations to come. Join us on this journey and invest in Black Fives today!

Our 409A valuation sets our current share price at $0.00960 (USD). That would be your "strike price" as an investor with stock options.

FYI, Uber's starting share price was $0.00912 (USD).

The Organization

We are a for-profit consumer packaged goods (CPG) startup that is a Delaware corporation called **BLACK FIVES PROPERTIES, INC.**


Rens
PHILA
Rens
PUMA
EFF EBBETS FIELD FLANNELS
Lids
HOMAGE
BIG EAST

(We are the for-profit spinoff of the independent nonprofit BLACK FIVES FOUNDATION, a 501(c)3 public charity whose mission is to inspire excellence in youth by preserving, teaching, and honoring the pre-NBA history of African Americans in basketball. The nonprofit's amazing self-funded activities benefit us by reinforcing our brand.)

BLACK FIVES FOUNDATION



Unburying History

Dozens of pioneering African American men's and women's basketball teams played long before the NBA, tracing back to the early 1900s, a period known as the Black Fives Era. Yet their stories are forgotten, ignored, or even denied by the sports industry as if buried in an unmarked grave.


BLACK FIVES.
BASKET BALL
OUTFITS.
The Smart Set Athletic Club
RENAISSANCE BALLROOM


BASKET BALL
CHICAGO
NEW YORK
THURSDAY NIGHT, MARCH 29, 1917
MANHATTAN CASINO
COLORED

We are a minority-owned, pattern-breaking small business dedicated to unburying and reclaiming the rich and important history of these teams through merchandise that uses their unique, historically accurate logos, which we own through federal trademark registration.





The Black Fives Legacy

In the old days, basketball teams were called “fives” for their five starting players, and squads that had only African American players were known as “colored quints,” “Negro cagers,” or “black fives.” Dozens of such teams emerged, thrived, and flourished. Sponsored by churches, social clubs, and small businesses, they played in gaslit ballrooms, armories, and gymnasiums, transforming these venues into vibrant athletic and social spaces.

Playing for community and camaraderie as much as money, they brought people together despite the challenges of racial segregation while shaping the game of basketball itself into the sport that we know and love today.


RENS CAPTURE
PRO CAGE TITLE
BASKETBALL
Working Press
BASKETBALL TOURNAMENT
ORIGINAL
REN
AISSANCE
BASKETBALL'S
GREATEST
ATTRACTION
14
RENAISSANCE BALLROOM

We will benefit from our renowned archive of historical artifacts of the Black Fives Era, the largest in the world.

An Entirely New Sports Industry Category

In 2021, to honor this legacy, we began testing how well we could commercialize our trademarks. Since then, we've achieved $202,000 in e-commerce sales and $665,000 in licensing royalties, all without traditional advertising. This grassroots effort has demonstrated traction, yielding 2,260 online orders from 1,643 customers through our **Black Fives Online Fan Shop**. Current and prior licensing partners include NIKE, Converse, 47 Brand, PUMA, LIDS, and the BIG EAST Conference, while getting coverage from major media outlets including ESPN, CBS, The New York Times, and NPR.


$201,785
TOTAL GROSS ECOMM SALES
$665,000
TOTAL ROYALTY REVENUE (12% RATE)
$11,284,000
EQUIVALENT TOTAL RETAIL (ECOMM + LICENSED)
BLACK FIVES.

Sessions:
94K (83% USA)

Return Customers:
17.4%

Average Order Value
$72.73

Our venture checks the boxes for "Pattern Breakers" according to the book by that title, in which authors Mike Maples and Peter Ziebelman explain how successful breakthrough ideas require unconventional thinking.

- ✅ Technology Inflection
- ✅ Non-Obvious/Non-Consensus Insights
- ✅ Challenges Status Quo
- ✅ Founder-Future Fit
- ✅ It's A Movement With Emotional Higher Purpose

The Movement

Our success embodies a cultural revival. We have such passionate customers at a grassroots level because wearing BLACK FIVES merchandise is a form of expression that connects emotionally to unburying the truth, self-validation, ending voicelessness, and demolishing the status quo globally as a whole.

Social Media Since 2021

Reach:	Interactions:	Shares:	Likes:
19M	127K	5,639	117K

Customers





BLACK FIVES represents
a global movement.


PUMA
BLACK FIVES

Descendants

We are giving the descendants of the African American basketball pioneers a chance to become financial shareholders in the logos that their ancestors helped make possible in the first place. No league is doing that and it's never been done. Until now.

And we're using this SEC regulated equity crowdfunding platform (WeFunder) specifically so that unaccredited investors including many Black Fives descendants can invest. This is reclaiming ownership of our past, for the future; "business for good" at its finest.

And guess what? Basketball is not going away. Black culture is not going away. And history never changes. This venture is the intersection of those concepts and one of the reasons behind our trademarked slogan, "Make History Now."

In short, we care deeply about the descendants of the pioneers who made this history possible, helping them reconnect with their past, celebrate their identity, reclaim these narratives, and honor their own heritage through proper recognition of their roots, which are really the roots of basketball itself.


NYC Parks
Rens

Black Fives founder Claude Johnson in Harlem with descendants of New York Rens star players Zack Clayton, Spencer "Stretch" Hill, William "Dolly" King, and John "Boy Wonder" Isaacs.

Why Now?

The timing is right. Advances in e-commerce, print-on-demand, design technology, automatic order fulfillment, social media, and AI-assisted online advertising empower us to operate more efficiently and effectively and connect with our audience more meaningfully than ever before.


shipmonk
FedEx
fba
shopify

Five Year Plan and Exit Opportunity

Our forecast based on traction to date and reachable key performance indicators shows that we will achieve $30 million in annual revenue within five years. During that time we will also gain more traction, operational maturity, and a stronger business model.

Upon achieving those milestones, we plan to stage a priced round to raise additional capital through institutional investment (such as private equity and/or venture capital) to enable further scaled growth and cost reduction for increased profitability.

This priced funding event will allow us to: 1) secure our own production, 2) secure our own warehousing and fulfillment, 3) enhance our operational systems and capabilities, 4) build our audience through expanded marketing, and 5) build our team.

Forward-looking projections are not guaranteed.

The Opportunity Itself

Our traction and our growing customer base prove our concept and show that we can scale our business. We will do this by raising a pre-seed round of investment funding to be used for advertising, product creation, and operations, enabling us to reach more consumers with more merchandise that resonates with them in even more meaningful ways.

We will leverage our PHYSICAL CULTURE SUPPLY CO. private label to enable a vast upside by giving proper recognition in additional sports categories from around the world that have been forgotten or under-appreciated, just like the BLACK FIVES were, until now.

Market Potential

The opportunity ahead is significant. With a total addressable market of $7.5B, a serviceable addressable market of $1B, and a serviceable obtainable market of $300M.


$7.5 Billion
TAM
$1.0 Billion
SAM
$300 Million
SOM

We're raising money specifically on WeFunder so that non-accredited investors can participate. We want to give descendants of those early Black Fives Era basketball pioneers a chance to be financial shareholders in the very logos that their ancestors made possible. This has never been done. Until now.

We also want our passionate customers and supporters who helped get us here, a chance to participate financially. This is the true meaning of our trademarked slogan, "Make History Now."

MAKE
HISTORY
NOW.

Leadership Team

At the helm is Claude Johnson, a visionary leader with 30 years of experience in apparel licensing and merchandising. His extensive background with iconic brands such as IBM, American Express, NBA, NIKE, PHAT Farm, and Benetton Sportsystem, equips him with invaluable insights. Claude is also the world's leading authority on this subject as an award-winning author, historian, and founder of the educational nonprofit Black Fives Foundation.

Our advisors are seasoned world-renowned professionals who are all long-time friends and former co-workers with Claude, our founder.

Keith Houlemard: During a 25+ year career at NIKE, Keith served as President of Jordan Brand, VP/GM of NIKE Europe/Middle East/Africa Running in Amsterdam, and as VP/GM of NIKE Olympics (Rio, Korea, Tokyo).

Kimberly Reddick: As an IP attorney with extensive experience in trademark and copyright laws, Kim is the Global Head of Trademarks & Copyrights at Snap Inc. and a Board Member at INTA. Previously, she held executive IP roles at Uber, Facebook, and NBCUniversal.

Ken Black: With 25+ years in sports innovation, Ken transformed product design with 3D and digital tools as NIKE's VP of Digital Design, pioneering Nike Free and Nike+ before leading its first Olympic design office and helping build SPARQ, later acquired by NIKE .

Hans George: As an angel investor with Oregon Sports Angels, Hans had 24+ years at NIKE including roles as VP of Global Socks ($1B), VP North American Sporting Goods Merchandising, GM US Sportswear Apparel, and Global Basketball Apparel Leader.



Claude	Keith	Kim	Ken	Hans
CEO	Advisor	Advisor	Advisor	Advisor

Vast Collective Experience With Iconic Brands

Our Ask

In summary, we are raising $1M through post-money SAFEs at a $10M valuation to reach $30M in revenue within five years. This round of funding will allow us to begin scaling operations with advertising, product creation, and staff to handle our growth.

Our mission is to inspire the world with this important African American sports history for generations to come. Join us on this journey and invest in Black Fives today!

Our Official Investor Pitch Deck

To see our **investor pitch deck** please visit **VISIT HERE**.

Due Diligence

Access to our **due diligence data room** is available upon request.

Q&A Webinars

If you have any questions or would like more information, contact us directly or check back here for one of our upcoming **Black Fives Investor Q&A/Info Webinars.**